January 11, 2006


BY EDGAR AND FACSIMILE
----------------------

Mr. Zafar Hasan
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.E.
Washington, DC 20549

Re:  MacroChem Corporation (the "COMPANY")
     Preliminary Information Statement (File No. 000-13634) filed January 4,
     2006

Dear Mr. Hasan:

In connection with your review of MacroChem's Preliminary Information Statement (File No. 000-13634) filed on January 4, 2006 (the "INFORMATION STATEMENT"), you asked the Company to confirm whether the number of record holders of MacroChem common stock, par value $0.01 per share, would continue to be in excess of 300 immediately following the 1 for 6 reverse stock split (the "SECOND REVERSE STOCK SPLIT") described in the Information Statement. As you know, the Second Stock Split follows a 1 for 7 reverse stock split effected by the Company on December 30, 2005 (the "FIRST REVERSE STOCK SPLIT").

Based on information received from the Company's transfer agent, American Stock Transfer & Trust Company, the Company has 678 stockholders of record as of January 11, 2006. Assuming that the number of shares of common stock held by each such stockholder of record as of January 11, 2006 is the same at the effective time of the Second Reverse Stock Split, approximately 90% of such record holders would continue to hold at least 1 full share of common stock, and thus would continue to be record holders of the Company's common stock, following the effectiveness of the Second Reverse Stock Split. Consequently, based on the foregoing, the Company expects that it will continue to have in excess of 300 record holders of its common stock immediately following the Second Reverse Stock Split.

Please direct any comments or questions regarding the above to me at (781) 862-4003. Thank you.

Sincerely,



Glenn E. Deegan
Vice President, General Counsel and Secretary